-------------------                                            -----------------
CUSIP No. 59514K209                   SCHEDULE 13G             Page 1 of 6 Pages
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                          Microtel International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    59514K209
                       ----------------------------------
                                 (CUSIP Number)


                                 March 31, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

|_| Rule13d-1(b)
|X| Rule13d-1(c)
|_| Rule13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


-------------------                                                                         -----------------
CUSIP No. 59514K209                                   SCHEDULE 13G                          Page 2 of 6 Pages
-------------------                                                                         -----------------

-------------- ----------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               David N. Marino
-------------- ----------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                             (a) |_|
                                                                                             (b) |_|
-------------- ----------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ----------------------------------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
------------------------------------------ ---------- -------------------------------------------------------
                                               5      SOLE VOTING POWER

                NUMBER OF                             None.  See Item 4.
                 SHARES
              BENEFICIALLY
                OWNED BY
                  EACH
                REPORTING
               PERSON WITH
------------------------------------------ ---------- -------------------------------------------------------
                                               6      SHARED VOTING POWER


------------------------------------------ ---------- -------------------------------------------------------
                                               7      SOLE DISPOSITIVE POWER

                                                      None.  See Item 4.
------------------------------------------ ---------- -------------------------------------------------------
                                               8      SHARED DISPOSITIVE POWER


-------------- ----------------------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               None.  See Item 4.
-------------- ----------------------------------------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*                                                                   [_]
-------------- ----------------------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               Inapplicable.  See Item 4.
-------------- ----------------------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON*

               IN
-------------- ----------------------------------------------------------------------------------------------

-------------------                                            -----------------
CUSIP No. 59514K209                   SCHEDULE 13G             Page 3 of 6 Pages
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ITEM 1(a).     Name of Issuer:

               Microtel International, Inc.

ITEM 1(b).     Address of Issuer's Principal Executive Offices:

               9485 Haven Avenue
               Suite 100
               Rancho Cucamonga, CA 91730

ITEM 2(a).     Name of Person Filing:

               David N. Marino

ITEM 2(b).     Address of Principal Business Office or, if None, Residence:

               The principal business address of David N. Marino is:


               2 Rector Street
               16th Floor
               New York, New York  10006

ITEM 2(c).     Citizenship:

               Mr. Marino is a United States citizen.

ITEM 2(d).     Title of Class of Securities:

               Common Stock, $.0033 par value per share (the "Common Stock").

ITEM 2(e).     CUSIP Number:

               59514K209

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a)  |_|  Broker or Dealer registered under Section 15 of the Exchange Act.

     (b)  |_|  Bank as defined in section 3(a)(6) of the Exchange Act.

     (c)  |_|  Insurance  Company as defined in section 3(a)(19) of the Exchange
               Act.

     (d) |_| Investment Company registered under section 8 of the Investment Company Act.

     (e)  |_|  An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

     (j)  |_|  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

          If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

-------------------                                            -----------------
CUSIP No. 59514K209                   SCHEDULE 13G             Page 4 of 6 Pages
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ITEM 4.        Ownership.

          (a)  Amount Beneficially Owned:

               Mr. Marino previously filed a Schedule 13G (along with amendments thereto) jointly with Orbit II Partners, L.P. ("Orbit") as he was a Managing General Partner of Orbit II and was deemed to be a beneficial owner of shares of Common Stock held by Orbit II pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Mr. Marino resigned from his position as Managing
               General Partner of Orbit II as of March 31, 2003, and accordingly, as of such date, is no longer deemed a beneficial owner of the shares held by Orbit II. Mr. Marino does not hold any shares of Common Stock as an individual.

          (b)  Percent of Class:

               Not Applicable.

          (c)  Number of shares as to which such person has:

               (i)  Sole power to vote or direct the vote:

                    None.

               (ii) Shared power to vote or direct the vote:

                    Not Applicable.

               (iii)Sole power to dispose or to direct the disposition of:

                    None.

               (iv) Shared power to dispose or to direct the disposition of:

                    Not Applicable.

ITEM 5.        Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |X|

ITEM 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable.

ITEM 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the Security Being Reported on By the Parent Holding Company.

               Not Applicable.

ITEM 8.        Identification and Classification of Members of the Group.

               Not Applicable.

-------------------                                            -----------------
CUSIP No. 59514K209                   SCHEDULE 13G             Page 5 of 6 Pages
-------------------                                            -----------------


ITEM 9.        Notice of Dissolution of Group.

               Not Applicable.

ITEM 10.       Certification

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 59514K209                   SCHEDULE 13G             Page 6 of 6 Pages
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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                        January 26, 2004
                                              ----------------------------------
                                                             (Date)


                                                      /s/ David N. Marino
                                              ----------------------------------
                                                           (Signature)

                                                         David N. Marino
                                              ----------------------------------
                                                              (Name)


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